

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 23, 2009

Via U.S. Mail and Fax (403-513-2670)
Mr. William S. Tighe
Chief Executive Officer
Kodiak Energy, Inc.
734 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P8

>   **Re: Kodiak Energy, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed March 17, 2009**
>   **File No. 333-82434**

Dear Mr. Tighe:

    We have reviewed your Item 4.02 Form 8-K filed March 17, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   You disclose that you determined it is necessary to restate your financial results for the fiscal quarter ended September 30, 2007 and the year ended December 31, 2007 to correct an error in recording two transactions occurred in September 2007. Please tell us why you do not believe that it is necessary to restate the financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2008. In addition, please revise "financial results" to "financial statements".

2.   We note that you intend to file restated financial statements after this Form 8-K filed on March 17, 2009. Please amend your filing to disclose the date you intend to file the restated financial statements.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief